SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission File No. 00-30747

A.              FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST COMMUNITY BANCORP 401(k) PLAN

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.               NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp

6110 El Toro, P.O. Box 2388
Rancho Santa Fe, California 92067

FIRST COMMUNITY BANCORP
401(k) PLAN

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401(k) Committee
First Community Bancorp 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the First Community Bancorp 401(k) Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 12, 2006

FIRST COMMUNITY BANCORP
401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Investments at fair value:
Cash and cash equivalents	$1,464,311	1,745,302
Mutual funds	12,815,597	11,341,541
Common stock	1,909,738	920,756
Participant loans	313,665	283,269
Total investments	16,503,311	14,290,868
Receivables:
Employer contributions	553,831	295,911
Participant contributions	64,582	—
Total receivables	618,413	295,911
Liabilities:
Excess contributions	7,306	15,534
Total liabilities	7,306	15,534
Net assets available for benefits	$17,114,418	14,571,245

See accompanying notes to financial statements.

FIRST COMMUNITY BANCORP
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions to net assets attributable to:
Investment income:
Interest and dividends	$610,368
Net appreciation in fair value of investments	701,648
Total investment income	1,312,016
Contributions:
Employer	553,831
Participants	2,582,619
Total contributions	3,136,450
Total additions	4,448,466
Deductions from net assets attributable to:
Benefits paid to participants	1,892,102
Deemed distributions of loans	3,860
Excess contributions	7,306
Administrative expenses	2,025
Total deductions	1,905,293
Increase in net assets	2,543,173
Net assets available for benefits:
Beginning of the year	14,571,245
End of the year	$17,114,418

See accompanying notes to financial statements.

FIRST COMMUNITY BANCORP
401(k) PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(1) Description of the Plan

The following description of the First Community Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of First Community Bancorp and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by First Community Bancorp (the Sponsoring Employer) who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of the Sponsoring Employer and Pacific Western Bank and First National Bank, subsidiaries of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Merger

The Plan was amended effective July 1, 2004 to merge 12 existing plans into the Rancho Santa Fe National Bank 401(k) Plan. The Plans merged into the Rancho Santa Fe National Bank 401(k) Plan include the following: First National Bank 401(k) Plan; Pacific Western National Bank 401(k) Plan; Bank of Coronado 401(k) Profit Sharing Plan; Verdugo Banking Company 401(k) Profit Sharing Plan; Capital Bank of North County Employees 401(k) Savings and Retirement Plan; First Professional Bank 401(k) Plan; First Community Bank Employee Stock Ownership Plan; Upland Bank 401(k) Plan; First Community Financial Corporation Employees’ 401(k) Plan; Harbor National Bank 401(k) Profit Sharing Plan; First Charter Bank 401(k) Plan; and Marathon National Bank 401(k) Plan. Upon merger of the aforementioned plans, the Rancho Santa Fe National Bank 401(k) Plan was renamed the First Community Bancorp 401(k) Plan.

(c) Contributions

Employees of the Company who complete three months of service and are at least 21 years of age are eligible to participate in the Plan on January 1, April 1, July 1, or October 1. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $14,000 for 2005 and $13,000 for 2004. The Company’s Board of Directors determines the discretionary matching contribution on an annual basis. For the year 2005 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched “catch-up” contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions.

FIRST COMMUNITY BANCORP
401(k) PLAN
Notes to Financial Statements (Continued)
December 31, 2005 and 2004

(d) Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(e) Vesting

Participant contributions are immediately fully vested. For the Company’s matching contributions, participants who were hired before July 1, 2004 are immediately fully vested in employer contributions as well. Participants who were hired after July 1, 2004 shall vest in matching contributions in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	—%
1	20
2	40
3	60
4	80
5	100

Any nonvested amounts in a terminated participant’s account will be forfeited in accordance with plan provisions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $111,184 and $107,080, respectively. During 2005, forfeitures were allocated to a forfeiture account and had not been allocated to participant accounts or used to pay administrative expenses.

(f) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

FIRST COMMUNITY BANCORP
401(k) PLAN
Notes to Financial Statements (Continued)
December 31, 2005 and 2004

(g) Participant Loans

Loans to participants may be made, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions.

(h) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(i) Plan Amendments

The plan was amended in July and September 2004.  The July amendment changed the vesting percentage for participants who were hired before July 1, 2004 to one hundred percent (100%), regardless of the participant’s years of service.  The September amendment added real-time trading to the process of exchanging company stock.

(j) Excess Contributions

Excess contributions as of December 31, 2005 and 2004 represent amounts withheld from certain participants in excess of the statutory limits set by the Internal Revenue Code. Such amounts were refunded to the applicable participants during 2006 and 2005, respectively.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

FIRST COMMUNITY BANCORP
401(k) PLAN
Notes to Financial Statements (Continued)
December 31, 2005 and 2004

(c) Investments

Publicly traded securities are carried at fair value based on the published market quotations. The Plan’s investments in participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Participant Benefits

Participant benefits are recorded when paid.

(e) Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for loan fees, which are charged to the applicable participant accounts. First Community Bancorp, the Plan’s trustee, charges a fee for processing loan application transactions.

(f) Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g) Concentration of Credit Risk

Investment in the common stock of First Community Bancorp comprises approximately 11.6% and 6.4% of the Plan’s investments as of December 31, 2005 and 2004, respectively.

FIRST COMMUNITY BANCORP
401(k) PLAN
Notes to Financial Statements (Continued)
December 31, 2005 and 2004

(3) Investments

The following table presents the fair value of investments as of December 31, 2005 and 2004, with individual investments representing 5% or more of the Plan’s net assets available for benefits separately identified:

	Investment	2005		2004
Fidelity	Equity-Income Fund	$984,948		1,044,364
Fidelity	Capital Appreciation Fund	1,031,353		972,586
Fidelity	Blue Chip Growth Fund	1,036,907		1,061,539
Fidelity	Diversified International Fund	1,160,951		975,181
Fidelity	Small Cap Stock Fund	1,507,421		1,564,577
Fidelity	Freedom 2020 Fund	1,203,506		1,046,235
Fidelity	US Bond Index Fund	1,241,109		1,446,754
Fidelity	Spartan US Equity Index Fund	852,992	*	841,985
Fidelity	Retirement Money Market Portfolio	1,464,093		1,745,302
First Community	Common stock	1,909,738		920,756
All investments less than 5% of Plan assets		4,110,293		2,671,589
	Total	$16,503,311		14,290,868

*                    Less than 5% as of December 31, 2005, presented for comparison only.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities appreciated in value by $701,648 as follows:

Investment	2005
Mutual funds	$352,608
Common stock	349,040
Total	$701,648

(4) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of First Community Bancorp company stock, and thus, these are party-in-interest transactions.

(5) Income Taxes

The Company received a favorable tax determination letter on October 9, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FIRST COMMUNITY BANCORP
401(k) PLAN
Notes to Financial Statements (Continued)
December 31, 2005 and 2004

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to the Form 5500:

2005
Net assets available for benefits per the financial statements	$17,114,418
Add excess contributions refundable	7,306
Less contributions receivable	(618,413)
Net assets available for benefits per the Form 5500	$16,503,311

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2005 to the Form 5500:

2005
Change in net assets available for benefits per the financial statements	$2,543,173
Add prior year employer contributions receivable	295,911
Less current year employer contributions receivable	(553,831)
Less current year employee contributions receivable	(64,582)
Less prior year excess contributions payable	(15,534)
Add current year excess contributions payable	7,306
Net increase per the Form 5500	$2,212,443

FIRST COMMUNITY BANCORP
401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Cash and cash equivalents:
Fidelity	Retirement Money Market		$1,464,093
Fidelity	Stock Purchase Account		218
	Total cash and cash equivalents		1,464,311
Mutual funds:
Fidelity	Contrafund	4,168	416,747
Fidelity	Equity-Income Fund	19,787	984,948
Fidelity	Value Fund	7,905	649,692
Fidelity	Capital Appreciation Fund	37,364	1,031,353
Fidelity	Blue Chip Growth Fund	25,450	1,036,907
Fidelity	Diversified International Fund	34,050	1,160,950
Fidelity	Small Cap Stock Fund	86,155	1,507,420
Fidelity	Freedom Income Fund	3,925	46,965
Fidelity	Freedom 2000 Fund	691	161,601
Fidelity	Freedom 2005 Fund	402	17,137
Fidelity	Freedom 2010 Fund	8,776	311,203
Fidelity	Freedom 2015 Fund	25,352	379,785
Fidelity	Freedom 2020 Fund	74,945	1,203,506
Fidelity	Freedom 2025 Fund	15,917	309,384
Fidelity	Freedom 2030 Fund	21,856	393,810
Fidelity	Freedom 2035 Fund	5,143	82,114
Fidelity	Freedom 2040 Fund	13,822	195,499
Fidelity	Intermediate Government Income Fund	11,717	182,659
Fidelity	US Bond Index Fund	129,870	1,241,109
Oakmark	Fund Class I	2,825	214,743
Artisan	Mid Cap Fund	2,758	196,931
Royce	Low Priced Stock Fund	9,920	238,142
Spartan	US Equity Index Fund	19,638	852,992
	Subtotal mutual funds		12,815,597
Common stock:
First Community	Common stock	21,563	1,909,738
Participant loans:
The Plan	52 Participant loans, interest rates from 5.00% to 8.75%; maturity dates from July 2, 2006 to January 31, 2011		313,665
	Total investments held at end of year		$16,503,311

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANCORP 401(k) PLAN
Date: June 29, 2006	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Senior Vice President
First Community Bancorp